melt
gelato italiano

January 31, 2007

United States
SECURITIES AND EXCHANGE COMMISSION
Attn: William Choi
Division of Corporate Finance
Washington, D.C. 20549-0404

Dear Mr. Choi

Re: Melt – Inc Letter dated December 29, 2006

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis and Plan of Operation, page 12

SEC Comment 1) Where you describe more than one business reason for a significant change in a financial statement line item between periods, please quantify in future filings, where possible the incremental impact of each individual business reason on the overall change. For example, please quantify in dollars the:

- Increase or decrease in product revenues of corporate owned stores, franchise revenues, and product and equipment sales to franchised stores in your analysis and discussion of revenues;
- Increases in selling, general and administrative expenses as a result of new stores; and
- Changes in the expense components identified in your analysis and discussion of general and administrative expenses, such as development costs, organizational fees and business travel.

Please also provide an analysis of the underlying reasons for each significant change you identify. Please refer to Items 303(b) of Regulation S-B and SEC release No. 33-8350

Melt Comment: In all of our future filings, starting with our Form 10-KSB for the fiscal year ended December 31, 2006, we will quantify the impact of a significant change in financial statement lines. We will incorporate the reason for each significant change taking into consideration any impact per Item 303(b) of Regulation S-B and SEC release No. 33-8350.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firms

SEC Comment 2) Your audit report states that the auditors conducted their audits "in accordance with of the Public Company Accounting Oversight Board (United States)." Please ensure you auditors revise their report in future filings to reference "the standards" of Public Company Accounting Oversight Board (United States).

Melt Comment: In all future filings, starting with Form 10-KSB for the fiscal year ended December 31, 2006, that require a report of independent registered public accounting firms, we will ensure our audit report reference "the standards" of public company accounting oversight board.

Consolidated Statements of Operations, page 5

SEC Comment 3) It does not appear that losses on disposal of fixed assets are items that should be classified as non-operating expenses. In future filings, please revise to classify gains and losses on disposal of fixed assets in operating income.

Melt Comment: In all future filings, we will appropriately classify the disposal of fixed assets as a gain or loss in operating income, unless supported by appropriate accounting guidance.

Notes to the Consolidated Financial Statements

Note 1 – Nature of Organization

h. Revenue Recognition, page 11

SEC Comment 4) Please revise to disclose, if true, that you recognize sales from corporate owned retail stores when earned, which is when cash is received from your customers. Further disclose, if true, that you recognize royalty revenues when earned and when it becomes receivable from your franchisees.

Melt Comment: In all future filings, starting with Form 10-KSB for the fiscal year ended December 31, 2006, we will enhance our revenue recognition disclosure to indicate that we record revenue from the sale of food and beverage as products are sold, and continuing royalties, which are a percentage of net sales of franchised restaurants, are accrued as income earned and when it becomes a receivable from the franchisee.

SEC Comment 5) We note that you recognize a portion of your franchise fee revenue prior to commencement of operations by the franchisee. Citing applicable accounting guidance, please tell us why it is appropriate to recognize franchise fee revenue at the time the franchise agreement is signed rather than at the commencement of operations by the franchisee. Please be advised that franchise fee revenue should only be recognized when all material services or conditions relating to the sale have been substantially performed, and that commencement of operations is presumed to be the earliest point at which substantial performance has occurred. In responding to our comment, please

clarify the services and/or assets you provide your franchisees in exchange for the initial fee. For example, please tell us and disclose the portions of the initial franchise fee that relates to, if applicable: (a) initial service to be provided, such as consideration for the franchise rights and initial services to be performed by you, (b) equipment, supplies, and other tangible assets to be furnished initially, (c) products to be sold in the future, and (d) services to be provided in the future. Refer to paragraph 5 of SFAS 45.

Melt Comment: In accordance with paragraph 5 of FAS 45, it can be demonstrated that substantial performance of all obligations, including services rendered voluntarily, have occurred prior to commencement of operations. When a franchisee has signed their franchise agreement and paid their non refundable franchise fee, in accordance with our Uniform Franchise Offering Circular (UFOC) (see below), we have completed our obligation to the franchisee and there is: (a) no remaining obligation or intent to refund an amounts paid, (b) substantially all of the initial services required by the UFOC have been performed, and (c) there are no other material conditions or obligations related to substantial performance. The initial franchise fee also does not provide for any future services, equipment, supplies or other services or tangible products in the future

Per our UFOC, our obligations prior to a franchise store opening are as follows:

FRANCHISOR'S OBLIGATIONS

Except as listed below, we need not provide any assistance to you:

Pre-Opening Assistance: Before you open your Gelato Bar, we will:

1. Provide you with site selection criteria and general design requirements for your Gelato Bar (Franchise Agreement, Sections 5A and B). These are included in the operations manual.

2. Provide you with the Approved Suppliers and Approved Supplies Lists (Franchise Agreement, Section 6C). These are included in the operations manual.

3. Provide you with either a written copy or an electronic copy of the Manual that details the specifications and procedures incidental to the operation of the Gelato Bar (Franchise Agreement, Section 6I). Done at time of signing of agreement or shortly thereafter

4. Provide the training programs described below (Franchise Agreement, Section 7B). Training is generally only provided a few days before the store opens and only when opens. Thus these services can only be performed when and if the store opens. If the store never opens we do not have to provide these services. The franchisee has 180 days to find a location for his / her store, if a location is not found in 180 days then we have THE UNILATERAL AND UNCONDITIONAL RIGHT TO DECLARE THE FRANCHISE AGREEMENT NULL AND VOID

WITHOUT THE RETURN OF ANY INITIAL FRANCHISE FEE IF AN AUTHORIZED LOCATION IS NOT DESIGNATED WITHIN 180 DAYS FROM THE DATE OF THE FRANCHISE AGREEMENT. IN ADDITION, IF A FRANCHISEE IS OPENING A SECOND STORE, ADDITIONAL TRAINING IS NOT REQUIRED. It is for these reasons that we have excluded the training requirement from our obligations of paragraph 5 of SFAS 45, as we may never have to perform this obligation and do not deem it significant.

5. Provide you with lease negotiation assistance. (Franchise Agreement, Section 5A). This service is charged for seperatly and only performed if and when a location is found by the franchisee.

Our franchise fee is also designed to cover our sales and marketing costs associated with our franchise sales program (not ongoing operations), time and money associated with interviewing and qualifying perspective franchisees, allowing them into our system, the use of our intellectual property, and providing them with an operations manual. Generally, the operations manual is the last item provided to a new franchisee in relation to the franchise fee.

SEC Comment 6) In future filings, please quantify and disclose the following information regarding your franchisee arrangements:

- the per-franchise initial franchise fee;
- the initial and renewal terms of your franchisee agreements:
- the weekly royalty percentage; and
- any other significant terms of your franchisee arrangements.

Melt Comment: In our future filings, starting with Form 10-KSB for the fiscal year ended December 31, 2006, we will quantify and disclose in accordance with paragraphs 20-23 of FAS 45 our initial franchise fee, initial and renewal terms of our franchise agreement, the weekly royalty percentage and any other significant terms of our franchising arrangement.

Note 4 – Commitments and Contingencies, page 16

SEC Comments 7) Please disclose a general description of your leasing arrangements, including the existence of renewal or purchase options and escalations clauses. Refer to paragraph 16d. of SFAS 13

Melt Comment: In our future filings, starting with Form 10-KSB for the fiscal year ended December 31, 2006, we will disclose, a general, our leasing arrangements in accordance with FAS 13 paragraphs 16b, c and d, including the existence of any renewal, purchase or escalation clauses. To date, none of our leases have included renewal or purchase options, but do include an escalation clause whereby annual rent increases

based off of CPI calculation that is either an annual rate capped at no more than 5% per annum or a cumulative CPT over the life of the lease.

Note 6 – Common Stock, page 16

SEC Comment 8) We note that you converted several loans into shares of common stock during fiscal years 2004 and 2005. We further note that you recorded a beneficial conversion feature of approximately $80,000 during the year ended December 31, 2005. For each loan that was converted into equity, tell us and disclose:

- all relevant conversion terms and conditions, such as the stated conversion price or conversion price formula and the date of earliest conversion;
- how the beneficial conversion feature(s) was/were calculated and whether the beneficial conversion feature(s) was/were recognized immediately in the statement of operations or amortized from the commitment date to the date of earliest conversion; and
- the statement of operations line item I which the beneficial conversion feature was recognized.

Please provide detailed calculations and journal entries to facilitate our review. Refer to EITF 98-5 and 00-27.

Melt Comment: In our future filings, starting with Form 10-KSB for the fiscal year ended December 31, 2006, we will disclose the following in accordance with EITF 98-5 paragraph 7 and FAS 129:

- all relevant conversion terms and conditions, including the stated conversion price, which was $0.50 per share and the date of earliest conversion, which was immediate;
- how the beneficial conversion features were calculated, which was at its intrinsic value (that is, the difference between the conversion price and the fair value of the common stock into which the debt is convertible, multiplied by the number of shares into which the debt is convertible) at the commitment date;
- whether the beneficial conversion features were recognized immediately in the statement of operations or amortized from the commitment date to the date of earliest conversion, which was immediate due to the debt being convertible at the date of issuance, and;
- the statement of operations line item which the beneficial conversion feature was recognized, which was interest expense.

Please see the attached work papers for detailed calculations and journal entries to calculate and record the beneficial conversion features in accordance with provisions of EITF 98-5 and as clarified and amended by EITF 00-27.

SEC Comment 9) We note that you completed private placements of 930,000 and 920,000 units in May 2004 and October 2006, respectively, and that each unit consisted of a common share and a share purchase warrant entitling the holder to purchase one common share or one half of an additional common share. Please provide us with a detailed explanation of your accounting treatment for the warrants issued in conjunction with your unit issuance. In doing so, tell us whether you considered paragraph 6 of SFAS 133 in determining whether or not the warrants are freestanding derivatives requiring fair value treatment. If you believe that the warrants are not freestanding derivatives under paragraph 11a. of SFAS 133, please tell us in detail how you applied paragraphs 12-32 of EITF 00-19, particularly paragraphs 14-18 regarding settlements in registered shares, in arriving at your conclusion.

Melt Comment: Sales proceeds from the stock issued in conjunction with warrants was allocated to each security based on their relative fair values. In accordance with paragraph 6b of SFAS 133, we believe the warrants are not considered free standing derivative instruments as they required an initial net investment of cash. In addition, per paragraph 11a. of FAS 133, we believe the warrants issued were both (1) indexed to the company's own common stock as that term is interpreted by EITF 01-6 as settlement is not based on an observable market other than the market for the companies common stock and settlement is based solely on the companies common stock, and (2) classified as stockholders' equity in its statement of financial position. In coming to this conclusion, we considered paragraphs 12 – 32, and in particular paragraphs 14 – 18 of EITF 00-19 as follows:

Par. 12 – the warrants do not require net-cash settlement as they can expire unexercised at the option of the holder;

Par. 13 - the warrants do not require net-cash settlement as they can expire unexercised at the option of the holder, and all of the following conditions of par 14 – 18 are met, indicating proper treatment as equity:

- the warrants provide for delivery of unregistered shares in a private placement, which is considered to be in control of the company;
- the exercise price of the warrants used to determine the number of unregistered shares to be deliver if converted is a fixed price per share based on the value of the company's common stock;
- The discount exercise price from the value of registered shares is not considered a penalty and the warrants do not contain any other penalties under which net cash settlement would be permitted or required; and,

the warrants do not require delivery of registered shares.

SEC Comment 10) For each warrant issuance, please disclose the fair value of the underlying common stock on the issuance date, the fair value of the warrant and the methodology and assumptions used in determining fair value. If you did not use the fair

value of a share of your common stock to determine the fair value of your stock warrants, or took a discount from the fair value of your common stock, please tell us the basis for doing so. For each warrant issuance, please disclose the fair value of the warrants, the valuation method used, the amount of consideration received in exchange for warrants issued, and the amounts and periods over which the fair value of the warrant issuances were recorded.

Melt Comment: In our future filings, starting with Form 10-KSB for the fiscal year ended December 31, 2006, we will disclose that the company uses an undiscounted fair value to determine the value of common stock and the Black-Scholes pricing model to determine the fair value of warrants issued, including the assumptions used in the model and the fair value of the underlying common stock and warrants on the issuance date.

Exhibits 31.1 and 31.2

SEC Comment 11) In future Form 10-KSB and 10-QSB filings, please exclude the words "annual" or "quarterly" from paragraphs two and three of your certifications and reference only the "report". The certification should be worded exactly as set forth in Item 601(b)(31) of Regulations S-B.

Melt Comment: In all of our future Form 10-KSB and 10-QSB filings, starting with our Form 10-KSB for the fiscal year ended December 31, 2006, we will exclude the words annual or quarterly and only reference the report. The certification will be worded per Item 601(b)(31) of Regulation S-B.

Form 10-QSB for the Fiscal Quarter Ended September 30, 2006
Notes to the Consolidated Financial Statements

General

SEC Comment 12) Please include a revenue recognition policy for each revenue line item presented in your consolidated statement of operations. In doing so, describe each revenue line item, discuss how the revenue is generated and disclose any significant terms or agreements associated with each source of revenue. Also, please tell us whether your line item "Miscellaneous finder and professional fees" are fees generated within the normal course of your business activities.

Melt Comment: In all of our future Form 10-KSB and 10-QSB filings, starting with our Form 10-KSB for the fiscal year ended December 31, 2006, we will include significantly enhanced disclosure of our revenue recognition policy for each revenue line item presented in your consolidated statement of operations, describing each revenue line item and how the revenue is generated, including any significant terms or agreements associated with each source of revenue.

"Miscellaneous finder and professional fees" are fees generated within the normal course of our business activities and are properly classified as operating revenues.

SEC Comment 13) We presume that you adopted SFAS 131 and have identified one reportable segment in which you operate. Explain to us the process by which you identified operating segments for purposes of reporting under SFAS 131. We remind you that operating segments may only be aggregated into one reportable segment if you have met all the aggregation criteria outlined in paragraphs 17 of SFAS 131. Please explain to us in detail how you determined that your segment reporting is consistent with the requirements of paragraphs 10 through 21 of SFAS 131. Notwithstanding the preceding, please provide the disclosers required by paragraph 26 of SFAS 131.

Melt Comment: We have adopted SFAS 131. We believe that we have one operating segment which is to own, operate and franchise the Melt Gelato and Crepe Café brand. It is the only brand that we own, operate or franchise. We earn revenue from several sources within that brand. We do not believe that any of revenue sources meets the definition of an operating segment as defined in paragraph 10 of SFAS 131 because we do not review results regularly to allocate resources an assess performance by these revenue sources nor do we have discrete financial information on these segments. Since we do not meet two of the three parts of the definition we believe we have only 1 segment.

SFAS 131 Paragraph 26 disclosure. We identify operating segments based on management responsibilities which are defined as our brand management. Our segment derives it revenue based on fees and royalties from our franchisees, sale of products to our franchisees and sales to retail customers.

Note 2 – Significant Events, page 10

SEC Comment 14) We note that you recognize proceeds and expenditures for the construction of franchise stores on a gross basis when you manage the construction process. Please explain what is meant by your disclose "manages the construction process on a gross basis." In doing so, please tell us whether your employees provide construction services or whether you hire subcontractors and tell us who is ultimately responsible for work performed. Also tell us why gross reporting of revenues is appropriate and in compliance with the guidance in EITF 99-19. In your response, please provide us with the illustrative journal entries that you use to record store construction activities, beginning with the receipt of construction deposits and continuing through the sales of the fixed asset.

Melt Comment: We considered the following guidance in accordance with EITF 99-19 paragraphs 7 – 14 in making our determination:

(1) the company is primarily responsible for providing the product or service desired as discussed above;
(2) the company has general risk prior to the sale of the store as discussed above;
(3) the company have reasonable latitude, within economic constraints, to establish the price paid for the stores;
(4) the company performs service such as construction contracting, management and asset purchases which generally result in a greater selling price as discussed above;
(5) the company has discretion in selecting the contractors that provide the construction and development services;
(6) in general, the company determines the nature, type, characteristics and specifications of the stores to be built;
(7) the company has physical loss risk for the construction services as it contracts for the services directly with the builders; and,

the company assumes credit risk during construction through the entry of procurement contracts which is not guaranteed by franchisees
Need journal entries

SEC Comment 15) We note that you have opened several franchise locations in September 2006 where you recorded franchise fee revenue and store sales revenues. Please tell us and disclose how you bifurcate your franchise fees from store sales revenues. Refer to paragraphs 12 and 13 of SFAS 45.

Melt Comment: As it relates to the stores identified in Note 2 – Significant Events, the store sales revenues refer to our revenue recognized under the gross method (see SEC comment 14) for our "store in the box" program. This program is a separate agreement between the franchisee and the company that is not a required program. None of the activities that we take on in the store in the box are related to our franchise fee. The franchise fee of $25,000 is designed to cover our expenses associated with our marketing programs designed to attract franchisees; our expense incurred to qualify prospective franchisees into our system, which includes a financial qualification and meeting with the franchisee.

Should you have any questions or further comments, please do not hesitate to contact me at (949) 707 0456 ext 108.

Sincerely,

Scott M. Miller
EVP and CFO
Melt Inc

Journal Entries for Store construction recording sales and cost of sales on a gross basis

	DR	CR
Cash	$ 20,000	
Store Construction Liability Account		$ 20,000
to record a deposit from franchisee for equipment or construction		
Store construction Vendor Pay (asset account)	$ 35,000	
Accounts Payable		$ 35,000
to record an invoice from the construction company or FFE vendor		
there will be about 15 transaction similar to the above for each store		
Cost of Sales Store Build Out	$ 240,000	
Account Payable		$ 205,000
Store construction Vendor Pay (asset account)		$ 35,000
to record the cost of sales for the store construction at store opening and clear the Store construction vendor pay account		
Accounts Receivable	$ 230,000	
Store Construction Liability Account	$ 20,000	
Store in the Box (revenue account)		$ 250,000
to record the sales of the store at store opening and clear the Store construction liability account		

Melt, Inc
Beneficial Conversion Feature on ConvertibleNotes
June 30, 2005

Accounting Principle:

Nonconvertible notes – Per APB 14, proceeds s/b allocated between the notes and the detachable warrants in accordance with relative fair value of the two instruments.

Convertible notes – Per APB 14, no portion of the proceeds would be allocated to equity because of the conversion feature unless "in the money". EITF 00-27 provides for a second allocation relative to the conversion feature if the "effective conversion

First Allocation	**Convertible 5/15/05**		**Convertible 5/15/05**		
Terms of the Deal:					
Loan amount	**200,000**		**41,250**		**241,250**
# of warrants, total	-		-		
Warrant exercise Price	-		-		
Stock price on date of deal	**0.5000**		**0.5000**		
Computed Black Scholes Value of Warrants	-		-		
Conversion price	**0.38**		**0.38**		
Debt issue costs	-		-		
Term, in years	**1.00**		**1.00**		
Interest rate	**15.00%**		**15.00%**		
Loan fair value (face)	200,000	100%	41,250	100%	
Warrant Value (Black Scholes)	-	0%	-	0%	
	200,000	100%	41,250	100%	
Proceeds	200,000		41,250		
Loan	200,000	100%	41,250		
Warrant	-	0%	-		
	200,000		41,250		
Second Allocation					
Effective conversion price:					
Proceeds allocated to debt	200,000	A	41,250		
Number of shares under conversion option (gross proceeds/price per share)	533,333	B	110,000		
Effective conversion price (A/B)	0.375		0.38		
Fair value of common stock at date of transaction (commitment date)	0.500		0.50		
Intrinsic value of conversion rights	0.125		0.13		
Number of shares under conversion rights	533,333		110,000	643,333	
Portion of allocated debt further allocated to equity '(Note: This cannot exceed total proceeds)	66,667		13,750		
Debt further allocable to equity					
Accounting entries to record debt:					
Cash	200,000		**41,250**		
Debt	(200,000)		**(41,250)**		
Interest Expense	66,667		**13,750**		**80,417**
Additional paid in capital	(66,667)		**(13,750)**		**(80,417)**
Debt issue cost (asset)	-		-		
Debt issue cost payable	-		-		
Total discount to apic	(66,667)				
Total discount on debt (contra liab)	66,667				
Amount of discount amortized at 9/30/03					
Year or period end date	12/31/04				
Dates of notes	10/1/03				
Due dates of notes	11/30/03				
Total number of days outstanding	60				
Amortization per day	1,111.11				
Total amortization in period	66,667		13,750		80,417
Unamortized discount at 9/30/03	-				-
Accounting entries to record debt:					
Interest Expense	66,667				66,667
Discount on debt(contra liab)	(66,667)				(66,667)